Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 19, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall

Jennifer López Molina

Keira Nakada

Rufus Decker

Re:	Ingram Micro Holding Corporation

Draft Registration Statement on Form S-1

Submitted June 2, 2022

CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated June 22, 2022. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Amendment also includes the Company’s updated interim financial information and certain other revisions.

The Company is seeking confidential treatment for the Registration Statement, including this Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 19, 2022

Capitalization, page 69

1.

Please revise to give effect in the as adjusted column to the CLS Sale and related transactions, such as those referenced in footnotes (2) and (4) to the table. Also, revise the pro forma information on page 73 to include both pro forma balance sheet and statement of income information related to these transactions. Refer to Article 11 of Regulation S-X.

Response

The Company respectfully advises the Staff that it did not include the CLS Sale in the pro forma information in the Unaudited Pro Forma Condensed Combined Statement of Income section of the Company’s previous confidential submission because the CLS disposal group did not exceed twenty percent significance based on the asset, investment, or income test under Rule 1-02(w). The details of the significance test are included below:

Rule 1-02(w) Test

(in USD, except percentages)	Investment Test	Asset Test	Income Test – Revenue Component(3)
CLS Business(1)	$3.1 billion	$964.9 million	$835.7 million
Company (2)	$19.8 billion	$19.8 billion	$28.0 billion
Results	15%	5%	3%

(1)

Information derived from internal financial information related to the CLS Sale as of and for the year ended January 1, 2022, for the Successor 2021 Period only, except for the purchase price of approximately $3.1 billion, utilized in the Investment Test. The outcome of the significance test would not have changed using the pro forma amounts determined in accordance with Regulation S-X Article 11.

(2)	Information derived from the audited financial statements included in the Registration Statement as of and for the year ended January 1, 2022, for the Successor 2021 Period only.

(3)	As the revenue component of the income test was the lower of the two components, the income component of the significance test is not shown.

On all metrics, the CLS Sale does not meet the significance test. Furthermore, the Company respectfully advises the Staff that the interim financial information as of and for the twenty-six weeks ending July 2, 2022 are included in the Amendment. The updated financial information reflects the CLS Sale and related transactions previously presented in footnotes (2) and (4) to the table set forth in the Capitalization section and as a result footnotes (2) and (4) have been removed from such table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures

Adjusted Income from Operations and Adjusted Income from Operations Margin, page 112

2.	We have reviewed your response to comment 13 noting it does not appear to address our comment in its entirety. Please tell us how you addressed the following:

•	Retitling the adjusted income from operations, net of income taxes non-GAAP measure to better reflect what it actually represents, such as “adjusted net income” and

•	Presenting return on invested capital using GAAP net income, whenever adjusted return on invested capital is presented.

In addition, present other discrete items separately from any tax adjustments and disclose in greater detail with quantification for each period presented the nature of each non-GAAP adjustment being made.

Response

The Company respectfully acknowledges the Staff’s comment and has retitled “adjusted income from operations, net of income taxes” to “adjusted net income” on pages 20, 22 and 115-116 to better reflect what the metric actually represents. The Company has revised its presentation to include return on invested capital by first presenting the metric using GAAP net income, where adjusted return on invested capital is presented on pages 21 and 114. In addition, the Company has presented other discrete items separately from any material tax adjustments, and the total amount in the line item “other discrete items” is not material as compared to the separately disclosed tax adjustments. The revised presentation is included on pages 22-23 and 116-117.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 19, 2022

Liquidity and Capital Resources

Capital Resources, page 117

3.

We note your amended disclosure in response to comment 14. Please expand the disclosure to discuss whether a material portion of your cash and cash equivalents is located in China and if those funds will be used to finance operations in other foreign jurisdictions. If so, discuss any related risks and to the extent that you have cash management policies related to the transfer or use of those funds, please summarize the policies.

Response

The Company respectfully advises the Staff that its cash position in China, which tends to fluctuate, generally represents only approximately 10 percent or less of its total cash and cash equivalents for the periods presented and less than one percent of its total assets for the periods presented. The Company’s cash and cash equivalents in China can only be used to finance its own local operations and cannot, under the current legal and regulatory environment, be transferred to finance other foreign subsidiaries’ operations nor repatriated to the United States. As such, the Company has no such plans to transfer the cash and cash equivalents outside of China. The Company has revised its disclosure on pages 120-121.

Business

Our Products and Solutions, page 138

4.

We note your amended disclosure in response to comment 15, and we reissue in part. Please expand your disclosure to discuss the nature of your revenue streams for each line of business. For example, to the extent you have customer contracts in any of your lines of business, disclose the material terms and how such contracts vary between lines of business. Please ensure that your disclosure includes the length of such contracts, renewal terms, pricing terms and termination provisions.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 124-125, F-13 - F-14 and F-59 - F-60 of the Amendment to disclose the material terms of the customer arrangements for the Company’s lines of business. In response to the Staff’s Comment #5, as discussed below, the Company has revised its disclosure related to the Company’s lines of business and product offerings.

Audited Consolidated Financial Statements

Note 11 – Segment Information, page F-42

5.

We read your response to comment 21. Segment-related information is disclosed on a management approach basis and disclosure of certain segment-related amounts is not required, if those amounts are not reviewed by the chief operating decision maker. However, this provision and the operating segment aggregation criteria in ASC 280-10-50-11 do not apply to entity-wide disclosures. Please disclose the revenues from external customers for each product and service or each group of similar products and services. In this regard, you list five product categories on pages 84 and 85. Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5, ASC 280-10-50-40 and paragraphs 67 to 69 in the basis for conclusions section of Statement 131.

Response

The Company respectfully acknowledges the Staff’s comment and has revised its Note 11 — Segment Information to disclose entity wide revenues by product category grouped into four product categories as follows: Commercial & Consumer, Advanced Solutions, Cloud-based Solutions and Other. Commercial & Consumer and Advanced Solutions are both offered under the Technology Solutions line of business. The Company advises the Staff that the category “Other” is primarily the third line of business under Commerce and Lifecycle Services, however, the line of business does not have any major product categories and was combined into one presentation of “Other” revenues which historically has been less than 10% of consolidated revenues and the majority of which was also divested as part of the CLS Sale. The Company anticipates this will remain the case in the future. The Company respectfully advises the Staff that each of the Company’s product categories are offered in each of its geographic regions. The Company further advises the Staff that its product categories are consistent with the categories presented in the Company’s revised Product, Line of Business and Global Presence discussion on pages 85-87 of the Amendment and revised Our Product and Solutions discussion on pages 7-8 and 141-143.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 19, 2022

The Company has determined that its products should be grouped into categories with similar traits including the similarity of the nature of the products and services and their long-term margin profile. Further, these traits help define the Company’s internal sales organization and the manner in which the Company’s “go-to-market” or sales activities take place, including the commonality of the types of customers to whom such products are sold. Products defined as Commercial & Consumer are sold in high volumes, characterized by low or commoditized margin profiles and generally tend to require different cyclicality for the investment of seasonal working capital or based on other demand cycles. Products defined as Advanced Solutions have significantly higher margin profiles, require a more skilled and technical “go-to-market” sales profile with longer sales cycles and tend to be further characterized by a complex combination of products, often from multiple vendors, and include services, which may require additional post-sales support. Cloud products are virtually delivered products and services requiring minimal working capital investment. Products defined as Other comprise the Company’s former Commerce and Lifecycle Services line of business, which the Company now refers to as Other, the majority of which was divested as a part of the CLS Sale.

The Company respectfully advises the Staff that Mobility Distribution and Specialty, which were previously stated as two of the five product categories in the Company’s prior submission, are now included within the discussion of Commercial & Consumer and Advanced Solutions, respectively. The Company refers to Deloitte’s November 2021 Segment Reporting Roadmap “We believe that an entity may look to the aggregation criteria in ASC 280-10-50-11 to determine whether groups of products or services are similar.” The inclusion of Mobility Distribution as a product sub-category within Commercial & Consumer is based upon the categories’ inherent product traits as noted in the previous paragraph. More specifically, this category includes products that enable mobile computing such as tablets, phones and other mobile devices with lower margins and sold in high volumes which is aligned with the Commercial & Consumer product category. The Company has included Mobility Distribution within Commercial & Consumer based upon the sub-category’s underlying similarity to all other products in Commercial & Consumer product category. More specifically, Mobility Distribution is characterized by the same inherent single vendor solution and types of customers as the other products in the category and is defined by the same sales motion and capital investment seen therewith. The inclusion of Specialty within Advanced Solutions is similar in that Specialty products such as DC/POS, physical security and IoT (smart home) are higher margin and generally require technical sales resources in both a pre-sale and post-sale capacity due to the complexity of multiple products and services to meet the underlying technology need.

Furthermore, the Company acknowledges the Staff’s comment and revised Note 11 – Segment Information to include entity wide revenue by product categories for fiscal year 2021 and 2020. Due to changes in the Company’s internal systems, along with process and internal control changes associated with the adoption of new accounting standards for revenues that were adopted when the Company was a private entity in fiscal year 2019, the Company advises the Staff it would be impracticable to provide the equivalent disclosure for fiscal year 2019. Therefore, the Company has disclosed within Note 11 – Segment Information in the Amendment that entity-wide disclosure of product categories for fiscal year 2019 was impracticable to provide.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 19, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation